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Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

         Re: DRAXIS HEALTH INC.

Ladies and Gentlemen:

     In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 USC 1349), each of the undersigned hereby certifies that:

     (i)  this Report on Form 6-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

     (ii) the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of DRAXIS HEALTH INC.

Dated as of this 15th day of August, 2002.



By:/s/: Dr. Martin Barkin                     By:/s/: James A.H. Garner
-------------------------                     ------------------------
President and                                 Senior Vice President, Finance and
Chief Executive Officer                       Chief Financial Officer